UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Select Energy Services, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

641119 102

(CUSIP Number)

1233 W. Loop South, Suite 1400 Houston, TX 77027 (713) 235-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B-29 GP, LLC* 83-2015706
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,385,705**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,385,705**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,385,705**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.43%***
14	TYPE OF REPORTING PERSON (See Instructions) PN

* John Schmitz indirectly controls the voting and dispositive power of the Reporting Person through Schmitz & Schmitz Properties, Inc., a Texas corporation.

** The reporting person is the beneficial owner of 7,385,705 shares of Select Energy Services, Inc.’s Class A Common Stock, of which 399,684 shares are held indirectly through B-29 Investments, LP, a Texas limited partnership, and 6,986,021 shares are held indirectly through Sunray Capital, LP, a Texas limited partnership.

*** The percentage calculation is based upon the aggregate of 80,177,766 shares of Class A Common Stock and 26,026,843 shares of Class B Common Stock outstanding as of August 2, 2019, as reported on Select Energy Services, Inc.’s Form 10-Q filed on August 7, 2019. The Reporting Person’s 7,385,705 shares of Class B Common Stock converted to Class A Common Stock on September 13, 2019, resulting in a total of 87,563,471 shares of Class A Common Stock outstanding.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Select Energy Services, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1233 W. Loop South, Suite 1400, Houston, Texas 77027.

Item 2.	Identity and Background

(a)	B-29 GP, LLC

(b)	The business address of the Reporting Person is 1700 Pacific Avenue, Suite 3840, Dallas, Texas 75201.

(c)

The Reporting Person is a limited liability company organized under the laws of the State of Delaware and is engaged in the business of investment. The Reporting Person serves as the general partner of B-29 Holdings LP, a Texas limited partnership and B-29 Investments, LP, a Texas limited partnership. Sunray Capital GP, LLC, a Texas limited liability company, which serves as the general partner of Sunray Capital LP, a Texas limited partnership, is a wholly owned subsidiary of B-29 Holdings, LP.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, general or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover page.

Item 3.	Source and Amount of Funds or Other Considerations

This Schedule 13D is being filed in connection with the conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock which was effective September 13, 2019. No additional consideration was paid by the Reporting Person in connection with this conversion.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Class A Common Stock reported herein as a result of a conversion of its Class B Common Stock which was effective September 13, 2019. The securities were acquired for investment purposes and not with an intent, purpose, or effect of changing control of the Issuer. The Reporting Person may acquire or gain control over additional Class A Common Stock from time to time or dispose of Class A Common Stock it beneficially owns or controls, consistent with its investment purposes and in amounts to be determined by the Reporting Person based upon a number of factors, including, without limitation, its ongoing assessment of the Issuer’s business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

Item 5.	Interest in Securities of the Issuer

(a)	See Items 7-11 of the cover page.

(b)	See Items 7-11 of the cover page.

(c)

The only transaction of the Reporting Person in the securities of the Issuer within the last sixty days is the conversion of the Reporting Person’s Class B Common Stock into Class A Common Stock which was effective as of September 13, 2019.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Report and as previously reported, the Reporting Person has no understandings, arrangements, relationships or contracts relating to the Issuer’s Class A Common Stock which are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2019
Dated

/s/ John Schmitz
Signature

John Schmitz
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).